                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM U-3A-2

             Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the Provisions of the Public Utility
                          Holding Company Act of 1935

                     To Be  Filed Annually prior to March 1

                           DQE Energy Services, Inc.

--------------------------------------------------------------------------------

                               (Name of Company)

                      For the year ended December 31, 1996
                   and the three months ended March 31, 1997

     DQE Energy Services, Inc., hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"). In support of such claims for exemption the following information is submitted.

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

     DQE Energy Services, Inc. ("DES") is a public utility holding company incorporated in the Commonwealth of Pennsylvania.

     DES has four wholly-owned subsidiaries, DQE Power International, Inc. ("Power International"), Duquesne Energy, Inc. ("DEN"), MT Energy, Inc. ("MT") and DH Energy, Inc. ("DH"). Power International has one wholly-owned subsidiary, ElectroGen International-DQE Power Limited ("EGI-DQE") and owns a 50% joint venture interest in ElectroGen International, L.L.C. ("ElectroGen"). EGI-DQE owns a 50% joint venture interest in ElectroGen Maveli Limited ("Maveli").

     DES provides energy services including energy/fuel management, energy facility development, co-generation and independent power production. Power International owns a 50% interest in ElectroGen, a joint venture formed to develop independent power production facilities abroad. EGI-DQE owns a 50% interest in Maveli, which was formed to develop offshore power projects. DEN is engaged in developing fuel and fuel-related technologies. MT is a single-purpose entity which will provide energy services for the Pittsburgh International Airport. MT is not a public utility company as defined by the Pennsylvania Public Utility Code, but is a public utility company as defined by the Public
Utility Holding Company Act of 1935.   DH is a single-purpose entity formed to
lease, operate and maintain inside-the-fence energy facilities for a third party's manufacturing facilities.

     All of DES's subsidiaries are organized under the laws of the Commonwealth of Pennsylvania, with the exception of: (i) Power International and ElectroGen, each of which is organized under the laws of Delaware; (ii) EGI-DQE, which is organized under the laws of the Cayman Islands; and Maveli, which is organized under the laws of Mauritius.


ITEM 2.  Properties

     DES and its subsidiaries own no properties used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.


ITEM 3.  Electric energy sold, purchased and distributed.

     None of DES or its subsidiaries has sold, distributed or purchased (except for its own use) any kwh of electric energy during the year ended December 31, 1996, or the three months ended March 31, 1997.


ITEM 4. Information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

     DES does not hold any interest directly or indirectly in an EWG or a foreign utility company.

                                   EXHIBIT A

          A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     Consolidating statements of income and surplus of DES and its subsidiaries for the year ended December 31, 1996, and the three months ended March 31, 1997, are attached as Exhibit A-1. Consolidating balance sheets of DES and its subsidiaries as of December 31, 1996, and March 31, 1997, are attached as Exhibit A-2.

     Neither MT nor DH had any active operations during the periods presented in the above-referenced financial statements.

                                   EXHIBIT B


     The required Financial Data Schedules are attached as Exhibit 27.1.

                                   EXHIBIT C

          An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     Not applicable.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 8th day of August, 1997.

ATTEST:                             DQE Energy Services, Inc.



/s/Diane S. Eismont                 By: /s/Alexis Tsaggaris
-------------------                   -----------------------
Diane S. Eismont                      Alexis Tsaggaris
Secretary                             President


CORPORATE SEAL

Name, title and address of officer to whom notice and correspondence concerning this statement should be addressed:

Alexis Tsaggaris               President
----------------               ---------
      (Name)                    (Title)

DQE Energy Services, Inc.
One NorthShore Center
12 Federal Street
Pittsburgh, PA  15212
---------------------
     (Address)

                                                                    EXHIBIT A-1
DQE AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME (LOSS) STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                  Reclassification/    DQE Energy
                                                  DQE Energy      Duquesne         DQE Power       Consolidation/    Services, Inc.
                                                Services, Inc.  Energy, Inc.  International, Inc.  Elimination's    and Subsidiaries

                                                --------------  ------------  ------------------- ----------------- ----------------

Operating Revenues:                                        $0             $0                 $0               $0             $0

Operating Expenses:
  Operating Expense                                 2,457,600         39,789            (28,771)         (27,866)     2,440,752
  Maintenance
  Depreciation and amortization                        32,065                                                            32,065
  Taxes other than income taxes
                                                ---------------------------------------------------------------------------------

Total Operating Expenses                            2,489,665         39,789            (28,771)         (27,866)     2,472,817
                                                ---------------------------------------------------------------------------------

Operating Income (Loss)                            (2,489,665)       (39,789)            28,771           27,866     (2,472,817)
                                                ---------------------------------------------------------------------------------

Other Income (Loss)                                   950,385                          (892,906)                         57,479
                                                ---------------------------------------------------------------------------------

Income (Loss) Before Interest and Other Charges    (1,539,280)       (39,789)          (864,135)          27,866     (2,415,338)
                                                ---------------------------------------------------------------------------------

Interest and Other Charges:
  Interest expense
  Preferred and preference stock dividends
  Monthly Income Preferred Securities
  divided requirements
                                                ---------------------------------------------------------------------------------

Total Interest and Other Charges                       --               --                 --               --           --
                                                ---------------------------------------------------------------------------------

Income (Loss) Before Income Taxes                  (1,539,280)       (39,789)          (864,135)          27,866     (2,415,338)

Income Taxes                                         (637,640)       (17,002)          (293,000)                       (947,642)
                                               ---------------------------------------------------------------------------------

Net Income (Loss)                                   ($901,640)      ($22,787)         ($571,135)         $27,866    ($1,467,696)
                                               =================================================================================

DQE AND SUBSIDIARY COMPANIES
Consolidating Balance Sheet
December 31, 1996

                                                                                                  Reclassification    DQE Energy
                                                DQE Energy      Duquesne        DQE Power           Consolidation    Services, Inc.
                                              Services, Inc.  Energy, Inc.   International, Inc.    Eliminations    and Subsidiaries

                                              --------------  ------------  --------------------  ----------------  ----------------

Assets:
Current Assets:
Cash and Temporary Cash Investments              $1,162,648                            $8,050          $6,999            $1,177,697
Receivables:                                     (1,215,760)       13,000             292,244        (339,921)           (1,250,437)

Materials & Supplies:
  Coal
  Operating and Construction
Other Current Assets
                                              --------------------------------------------------------------------------------------
Total Current Assets                                (53,112)       13,000             300,294        (332,922)              (72,740)

                                              --------------------------------------------------------------------------------------

Long-Term Investments:
  Affordable Housing
  Natural Gas Reserve
  Leveraged Leases
  Other Leases
  Other                                           1,541,583                            10,000      (1,548,583)                3,000
                                              --------------------------------------------------------------------------------------
    Total Long-Term Investments                   1,541,583                            10,000      (1,548,583)                3,000
                                              --------------------------------------------------------------------------------------

Property, Plant and Equipment:
Electric Plant in Service
Construction Work in Process
Property Held Under Capital Leases
Property Held for Future Use
Other                                               (84,966)      125,000                             236,215               276,249
                                              --------------------------------------------------------------------------------------

    Total                                           (84,966)      125,000                             236,215               276,249
Less Accumulated Depreciation
  and Amortization
                                              --------------------------------------------------------------------------------------
  Property, Plant and Equipment - Net               (84,966)      125,000                             236,215               276,249
                                              --------------------------------------------------------------------------------------

Other Non-Current Assets:
Regulatory Assets
Other                                               248,782                                          (236,214)               12,568
                                              --------------------------------------------------------------------------------------
  Total Other Non-Current Assets                    248,782                                          (236,214)               12,568
                                              --------------------------------------------------------------------------------------

Total Assets                                     $1,652,287      $138,000            $310,294    ($1,881,504)              $219,077
                                              ======================================================================================

Liabilites and Capitalization:
Current Liabilities:
Notes Payable
Current Maturities and Sinking Fund Req.
Accounts Payable                                   $529,927       $39,789             $46,253       ($339,922)             $276,047
Accrued Liabilities                                (127,524)       (4,000)               (131)              0              (131,655)

Dividends Declared
Other
                                              --------------------------------------------------------------------------------------
  Total Current Liabilities                         402,403        35,789              46,122        (339,922)              144,392
                                              --------------------------------------------------------------------------------------

Non-Current Liabilities:
Deferred Income Taxes - Net                        (515,000)                         (293,000)                             (808,000)

Deferred Investment Tax Credits
Capital Lease Obligations
Deferred Income
Total Other                                                                               131                                   131
                                              --------------------------------------------------------------------------------------
  Total Non-Current Liabilities                    (515,000)                         (292,869)                             (807,869)

                                              --------------------------------------------------------------------------------------

Capitalization:
Long-Term Debt
Non-Redeemable Preferred Stock
Non-Redeemable Preferred Stock
Deferred Employee Stock Ownership Plan
  (ESOP Benefit)
  Total Preferred and Preference Stock
    of Subsidiaries
Common Shareholders' Equity:



                                                                                                               EXHIBIT A-1 (cont'd)

Common Stock/Capital Surplus                      2,282,379       125,000           1,100,311        (883,962)            2,623,728
Retained Earnings                                  (517,495)      (22,789)           (543,270)       (657,620)           (1,741,174)

Less Treasury Stock
                                              --------------------------------------------------------------------------------------
  Total Common Shareholders' Equity               1,764,884       102,211             557,041      (1,541,582)              882,554
                                              --------------------------------------------------------------------------------------

Total Liabilities and Capitalization             $1,652,287      $138,000            $310,294     ($1,881,504)             $219,077
                                              ======================================================================================

                                                                    EXHIBIT A-2
DQE AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME (LOSS) STATEMENT
FOR THE YEAR ENDED MARCH 31, 1997

                                                                                                  Reclassification/   DQE Energy
                                     DQE Energy      Duquesne        DQE Power        DH Energy,   Consolidation/    Services, Inc.
                                   Services, Inc.  Energy, Inc.  International, Inc.    Inc.       Elimination's    and Subsidiaries

                                   --------------  ------------  -------------------  ----------  ----------------- ----------------

Operating Revenues:                      $19,800    $364,670                 $0         $439,105                         $823,575

Operating Expenses:
  Operating Expense                      312,153     517,338             (2,076)         277,323         (2,920)        1,101,818
  Maintenance
  Depreciation and amortization           10,446                                          11,111            600            22,157
  Taxes other than income taxes
                                   -------------------------------------------------------------------------------------------------


Total Operating Expenses                 322,599     517,338             (2,076)         288,434         (2,320)        1,123,975
                                   -------------------------------------------------------------------------------------------------


Operating Income (Loss)                 (302,799)   (152,668)             2,076          150,671          2,320          (300,400)
                                   -------------------------------------------------------------------------------------------------


Other Income (Loss)                        7,058                       (309,986)                                         (302,928)
                                   -------------------------------------------------------------------------------------------------


Income (Loss) Before Interest
  and Other Charges                     (295,741)   (152,668)          (307,910)         150,671          2,320          (603,328)
                                   -------------------------------------------------------------------------------------------------


Interest and Other Charges:
  Interest expense                                                                        83,430                           83,430
  Preferred and preference
    stock dividends
  Monthly Income Preferred
    Securities
  divided requirements
                                   ------------------------------------------------------------------------------------------------

Total Interest and Other Charges                                                          83,430                           83,430
                                   ------------------------------------------------------------------------------------------------

Income (Loss) Before Income Taxes       (295,741)   (152,668)          (307,910)          67,241          2,320          (686,758)

Income Taxes                            (122,600)    (63,200)          (107,800)          27,900                         (265,700)
                                   ------------------------------------------------------------------------------------------------

Net Income (Loss)                      ($173,141)   ($89,468)         ($200,110)         $39,341         $2,320         ($421,058)
                                   ================================================================================================

DQE AND SUBSIDIARY COMPANIES
Consolidating Balance Sheet
31-Mar-97


                                                                                                                   Reclassification
                                                  DQE Energy       Duquesne            DQE Power       DH Energy,    Consolidation
                                                Services, Inc.   Energy, Inc.    International, Inc.      Inc.        Eliminations
                                                --------------   ------------   --------------------   ----------   ---------------
Assets:
Current Assets:
Cash and Temporary Cash Investments                   $8,712        $211,984                 $9,690                        $9,317
Receivables:                                       1,037,023         239,683                271,613       439,105      (1,474,105)
Materials & Supplies:
  Coal
  Operating and Construction                                                                               21,175

Other Current Assets
                                              ------------------------------------------------------------------------------------
Total Current Assets                               1,045,735         451,667                281,303       460,280      (1,464,788)
                                              ------------------------------------------------------------------------------------
Long-Term Investments:
  Affordable Housing
  Natural Gas Reserve
  Leveraged Leases
  Other Leases
  Other                                               19,190
                                              ------------------------------------------------------------------------------------
    Total Long-Term Investments                       19,190
                                              ------------------------------------------------------------------------------------
Property, Plant and Equipment:
Electric Plant in Service
Construction Work in Process                                                                              120,091        (120,091)
Property Held Under Capital Leases
Property Held for Future Use
Other                                              1,859,286         125,000                              988,889      (1,685,313)
                                              ------------------------------------------------------------------------------------
    Total                                          1,859,286         125,000                            1,108,980      (1,805,404)
                                              ------------------------------------------------------------------------------------
Less Accumulated Depreciation and Amortization
  Property, Plant and Equipment - Net              1,859,286         125,000                            1,108,980      (1,805,404)
                                              ------------------------------------------------------------------------------------
Other Non-Current Assets:
Regulatory Assets
Other                                                                                        10,000                        (7,000)
                                              ------------------------------------------------------------------------------------
  Total Other Non-Current Assets                                                             10,000                        (7,000)
                                              ------------------------------------------------------------------------------------
Total Assets                                      $2,924,211        $576,667               $291,303    $1,569,260     ($3,277,192)
                                              ====================================================================================
Liabilites and Capitalization:
Current Liabilities:
Notes Payable                                             $0              $0                     $0            $0              $0
Current Maturities and Sinking Fund Req.
Accounts Payable                                     431,974         407,809                 49,720     1,500,969      (1,594,200)
Accrued Liabilities                                 (115,780)        (19,100)                18,452         6,700
Dividends Declared
Other
                                              ------------------------------------------------------------------------------------
  Total Current Liabilities                          316,194         388,709                 68,172     1,507,669      (1,594,200)
                                              ------------------------------------------------------------------------------------
Non-Current Liabilities:
Deferred Income Taxes - Net                                                                (418,800)
Deferred Investment Tax Credits
Capital Lease Obligations
Deferred Income                                                          215
Total Other                                                                                                22,250
                                              ------------------------------------------------------------------------------------
  Total Non-Current Liabilities                                          215               (418,800)       22,250
                                              ------------------------------------------------------------------------------------
Capitalization:
Long-Term Debt
Non-Redeemable Preferred Stock
Non-Redeemable Preferred Stock
Deferred Employee Stock Ownership
  Plan (ESOP Benefit)
  Total Preferred and Preference Stock
    of Subsidiaries
Common Shareholders' Equity:
Common Stock/Capital Surplus                     3,960,000           300,000              1,385,312                    (1,685,312)
Retained Earnings                               (1,351,983)         (112,257)              (743,381)       39,341           2,320
Less Treasury Stock                                      0
                                              ------------------------------------------------------------------------------------
  Total Common Shareholders' Equity              2,608,017           187,743                641,931        39,341      (1,682,992)
                                              ------------------------------------------------------------------------------------
Total Liabilities and Capitalization            $2,924,211          $576,667               $291,303    $1,569,260     ($3,277,192)
                                              ====================================================================================







                                                                                                              EXHIBIT A-2 (cont'd)


                                                DQE Energy
                                              Services, Inc.
                                             and Subsidiaries
                                            -----------------
Assets:
Current Assets:
Cash and Temporary Cash Investments                 $239,703
Receivables:                                         513,319
Materials & Supplies:
  Coal
  Operating and Construction                          21,175
                                            ----------------
Other Current Assets

Total Current Assets                                 774,197
                                            ----------------
Long-Term Investments:
  Affordable Housing
  Natural Gas Reserve
  Leveraged Leases
  Other Leases
  Other                                               19,190
                                            ----------------

    Total Long-Term Investments                       19,190
                                            ----------------
Property, Plant and Equipment:
Electric Plant in Service
Construction Work in Process
Property Held Under Capital Leases
Property Held for Future Use
Other                                              1,287,862
                                            ----------------
    Total                                          1,287,862
                                            ----------------
Less Accumulated Depreciation and Amortization
  Property, Plant and Equipment - Net             1,287,862
                                            ----------------
Other Non-Current Assets:
Regulatory Assets
Other                                                  3,000
                                            ----------------

  Total Other Non-Current Assets                       3,000
                                            ----------------
Total Assets                                      $2,084,249
                                            ================
Liabilites and Capitalization:
Current Liabilities:
Notes Payable                                            $0
Current Maturities and Sinking Fund Req.
Accounts Payable                                    796,272
Accrued Liabilities                                (109,728)
Dividends Declared
Other
                                            ---------------
  Total Current Liabilities                         686,544
                                            ---------------
Non-Current Liabilities:
Deferred Income Taxes - Net                        (418,800)
Deferred Investment Tax Credits
Capital Lease Obligations
Deferred Income                                         215
Total Other                                          22,250
                                            ---------------

  Total Non-Current Liabilities                    (396,335)
                                            ----------------
Capitalization:
Long-Term Debt
Non-Redeemable Preferred Stock
Non-Redeemable Preferred Stock
Deferred Employee Stock Ownership
  Plan (ESOP Benefit)
  Total Preferred and Preference Stock
    of Subsidiaries
Common Shareholders' Equity:
Common Stock/Capital Surplus                      3,960,000
Retained Earnings                                (2,165,960)
Less Treasury Stock
                                            ---------------
  Total Common Shareholders' Equity              1,794,040
                                            ---------------
Total Liabilities and Capitalization            $2,084,249
                                            ===============
